UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of 50% of Tartaruga Verde and Module III of Espadarte

—

Rio de Janeiro, December 27, 2019 - Petróleo Brasileiro S.A. - Petrobras, following up on the press release disclosed on 4/25/2019, reports that it has completed today the sale of 50% of exploration and production rights of the Tartaruga Verde field (concession BM-C-36) and Module III of the Espadarte field to Petronas Petróleo Brasil Ltda. (PPBL), a subsidiary of Petroliam Nasional Berhad (Petronas).

The transaction was concluded with the payment of US$ 691.9 million to Petrobras, after fulfilling all precedent conditions set forth in the contract.

The company had already received US$ 258.7 million as deposit on the signature date on 04/25/2019.

This operation brings a new upstream player to Brazil and reinforces our deepwater E&P partnership strategy.

The transaction is in line with the portfolio optimization and the improvement of the company's capital allocation, aiming at creating value for our shareholders.

About the fields

Petrobras will keep a 50% stake and the operation of the fields. The Tartaruga Verde field began its operations on 6/22/2018 and has a current output of about 103,000 bpd of oil and 1.2 million m³ of gas per day. Module III is an area within the Espadarte field to be developed in integration with the Tartaruga Verde field, with the first oil expected in 2021.

About Petronas

Established in 1974, Petronas is Malaysia’s fully integrated oil and gas multinational ranked among the largest corporations on Fortune Global 500®. As the custodian of Malaysia’s national oil and gas resources, the company explore, produce and deliver energy to meet society’s growing needs. The growing demand for energy inspires and strengthens their purpose to steadily drive for new solutions and push boundaries towards a sustainable energy future.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer